EXHIBIT 1

FOR IMMEDIATE RELEASE

Global Sources Press Contact in Asia:	Global Sources Investor Contact in Asia:
Camellia So	Suzanne Wang
Tel: (852) 2555-5021	Tel: (852) 2555-4747
e-mail: cso@globalsources.com	e-mail: investor@globalsources.com

Global Sources Press Contact in U.S.:	Global Sources Investor Contact in U.S.:
James W.W. Strachan	Mary Magnani & Timothy Dien
Tel: (1 480) 664 8309	Lippert/Heilshorn & Associates, Inc.
e-mail: strachan@globalsources.com	Tel: (1 415) 433-3777 e-mail: tdien@lhai.com

Global Sources announces management changes

- Current CIO Bill Georgiou to retire in February 2012 –

- COO Peter Zapf to assume CIO role –

- General Manager of Content & Community Development to be appointed to COO position –

HONG KONG, May 24, 2011 – Global Sources Ltd. (NASDAQ: GSOL) (http://www.globalsources.com) announces the impending retirement of Chief Information Officer (CIO) Bill Georgiou at the end of January 2012. Peter Zapf, 42, the company’s current Chief Operating Officer (COO), is scheduled to take over the CIO role and Brent Barnes, 38, the current General Manager of Content & Community Development, is scheduled to move into the COO position, effective February 1, 2012. Following his retirement, Georgiou is expected to remain as a Global Sources consultant.

Global Sources’ chairman and CEO, Merle A. Hinrichs, said: “The board and I are pleased to have a long lead time for the CIO and COO transitions and we have absolute confidence in Peter and Brent to assume their new responsibilities.  The additional time and their past demonstration of technical and operational expertise provides the foundation for both appointments’ success. During Peter’s ten-year tenure with Global Sources, he has provided outstanding leadership as Vice President of eCommerce and Community Development and later as COO.  As General Manager of Content & Community Development, Brent manages the largest operational team in the Company and I anticipate his skill and natural gifts to continue to make an excellent contribution to the new position. I wish to sincerely thank Bill for his significant contribution to the Company in building and maintaining our Information Services Department, for his ongoing support and counsel and for facilitating Peter’s smooth transition.”

Peter Zapf joined Global Sources in August 2001 as Vice President eCommerce. Prior to joining Global Sources, he was CEO of Asia Commerce and a research analyst with Bear Stearns. Earlier in his career, he spent four years with the US air force as a software engineer. He graduated from Carnegie-Mellon University with a Bachelor of Science degree in Electrical Engineering and holds an MBA degree from the Thunderbird School of Global Management.

Brent Barnes joined Global Sources in June 2000 as Executive Assistant to the chairman and CEO. Prior to joining Global Sources he worked for four years in training and operations roles in the US and Mexico. He graduated from the University of Texas at Austin, with a Bachelor of Arts degree and also holds an MBA degree from the Thunderbird School of Global Management.

About Global Sources
Global Sources is a leading business-to-business media company and a primary facilitator of trade with Greater China. The core business uses English-language media to facilitate trade from Greater China to the world. The other business segment utilizes Chinese-language media to enable companies to sell to, and within Greater China.

The company provides sourcing information to volume buyers and integrated marketing services to suppliers. It helps a community of over 1 million active buyers – including the world's top 25 retailers – to source more profitably from complex overseas supply markets. With the goal of providing the most effective ways possible to advertise, market and sell, Global Sources enables suppliers to sell to hard-to-reach buyers in over 240 countries.

The company offers the most extensive range of media and export marketing services in the industries it serves. It delivers information on over 5.7 million products and more than 262,000 suppliers annually through 14 online marketplaces, 13 monthly print and 18 digital magazines, over 90 sourcing research reports and 73 specialized trade shows a year across nine cities.

Verified suppliers receive more than 127 million sales leads annually from buyers through Global Sources Online (http://www.globalsources.com) alone.

Global Sources has been facilitating global trade for 40 years. Global Sources' network covers about 60 cities worldwide. In mainland China, Global Sources has about 2,700 team members in more than 40 locations, and a community of over 2.8 million registered online users and magazine readers for its Chinese-language media.

Safe Harbor Statement
This news release contains forward-looking statements within the meaning of Section 27-A of the Securities Act of 1933, as amended and Section 21-E of the Securities Exchange Act of 1934, as amended. The company's actual results could differ materially from those set forth in the forward-looking statements as a result of the risks associated with the company's business, changes in general economic conditions, and changes in the assumptions used in making such forward-looking statements.